THE REAL HIP-HOP NETWORK, INC.
455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

  January 23, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	The Real Hip-Hop Network, Inc. Amendment No. 3 to the Registration Statement on Form S-1 Filed January 13, 2014 File No. 333-190837

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated January 21, 2014 addressed to Mr. Atonn Muhammad, the Company’s President and CEO, with respect to the Company’s filing of its Form S-1.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 General

1. We note your response to comment 1 and have reviewed your analysis. However, we are unable to agree in part because of the circumstances under which the selling shareholders have received their shares and the number of shares being registered. In this regard, we note that most of the selling shareholders did not pay any consideration or paid nominal consideration for their shares and a substantial amount of the non-affiliate float is being registered. Therefore revise to identify the selling stockholders as underwriters and fix the price of their resales for the duration of the offering (not just until their shares are qualified to be quoted on the OTCBB or exchange).

Company Response:

Although the Company respectfully disagrees with the commission’s analysis, we have revised throughout the Form S-1 to identify the selling stockholders as underwriters and fixed the price of their resales for the duration of the offering (not just until their shares are qualified to be quoted on the OTCBB or exchange).

2. We note your revised disclosure in response to comment 3 regarding the status and material terms of the agreements with DirecTV and DISH Network. Please specifically disclose, if true, that you will be unable to launch your content through these networks until you pay the networks over $2.0 million in non-refundable deposits and meet the initial weekly and monthly fees of $261,000 and $1,166,000, respectively. Discuss your current amount of cash and ability to pay these fees. Discuss why the completion of testing the content feed to both DirecTV and DISH Network continues to be pushed back.  If it is due to the inability of the company to pay the deposits and network fees, so state.

Company Response:

We have modifies the disclosure accordingly.

Mr. Larry Spirgel
January 23, 2014

Advisory Board, page 57

3. Please revise your disclosure regarding your advisory board to state this board has no fiduciary duty to the shareholders or company.

Company Response:

We have clearly stated that our advisory board has no fiduciary duty to the shareholders or company.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Atonn Muhammad THE REAL HIP-HOP NETWORK, INC. By: /s/ Atonn Muhammad Atonn Muhammad